SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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TEL: (650) 470-4500

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www.skadden.com

      April 22, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, DC 20549-3561

Attn:	Jenifer Gallagher
Karl Hiller
Timothy S. Levenberg
Karina Dorin

Re:	Viking Holdings Ltd
Registration Statement on Form F-1 filed April 5, 2024
Amendment No. 1 to Form F-1 Filed April 15, 2024
File No. 333-278515

On behalf of our client, Viking Holdings Ltd, a Bermuda exempted company (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 17, 2024 (the “Comment Letter”) and an oral comment by the Staff received on April 17, 2024 with respect to the above-referenced Registration Statement on Form F-1 filed with the Commission on April 5, 2024 and the above-referenced Amendment No. 1 to Registration Statement on Form F-1 filed with the Commission on April 15, 2024 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system, an amendment to the Registration Statement (the “Amendment”) in response to the Staff’s comments and to reflect insertion of the price range, inclusion of all previously omitted exhibits and certain other changes.

Securities and Exchange Commission

April 22, 2024

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amendment.

Board Composition, page 140

1.

We note the new disclosure regarding the individuals determined by your board of directors to be independent directors. Please expand the discussion to explain briefly how Mr. Fear’s role as a director of your “principal shareholder” was considered in reaching such determination.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 141 of the Amendment to expand the discussion regarding the board independence determinations and the relationships considered in reaching such determinations.

Investor Rights Agreement — Rights of Appointment, Consent Rights and Registration Rights, page 149

2.

Please expand your discussion of the Investor Rights Agreement to discuss the restrictions on transfers included in Section 4 of the Investor Rights Agreement filed as Exhibit 4.2. Please also include appropriate risk factor disclosure.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 66 and 151 of the Amendment to discuss the restrictions on transfers included in Section 4 of the Investor Rights Agreement.

Exhibits

3.	Please file any amendments or supplements to your Memorandum of Association. In that regard, we note that Exhibit 3.1 refers to the company as “MISA Investments Limited.”

The Company respectfully advises the Staff that under Bermuda law there is no requirement to amend the Memorandum of Association due to a change of name and confirms that no other amendments or supplements to the Company’s Memorandum of Association exist. In response to the Staff’s comment, the Company has also filed the Company’s Certificate of Incorporation on Change of Name as Exhibit 3.4 with the Amendment. Under Bermuda law, the Memorandum of Association and the Bye-laws form the constitutional documents of a Bermuda company.

Securities and Exchange Commission

April 22, 2024

General

4.

We note your Form of Bye-laws filed as Exhibit 3.3 includes an exclusive forum provision in section 77. Please revise your prospectus to provide disclosure regarding this provision in the Risk Factors and Description of Share Capital sections, including that the bye-laws expressly state that unless Viking consents in writing, the sole and exclusive forum for any action asserting claims arising under the Securities Act of 1933 or the Exchange Act of 1934, to the fullest extent permitted by applicable law, shall be the United States federal district courts.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 68, 69, 156 and 161 of the Amendment to include the requested disclosure.

Oral Comment

5.

We note the Staff’s oral comment that was conveyed on April 17, 2024 regarding the definition of Total Brand Awareness on page 4 of the Registration Statement and related disclosure in the Testing the Waters materials submitted to the Staff, and the suggestion that the surveys were actually provided to Viking passengers.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 4 of the Amendment to clarify that the surveys referenced in the definition of Total Brand Awareness are only to the brand awareness surveys conducted by a third-party of approximately 1,000 Americans aged 55 years and older who have cruised or traveled internationally within the past 5 years or have plans to do so in the next 3 years and expressed a willingness to cruise. The Company also confirms that the third-party sources its brand awareness survey respondents from a third-party sample provider to prevent bias.

The brand awareness survey process is completely separate from the onboard surveys that are provided by the Company to the Company’s passengers, which are used to compute the Company’s “guest quality ratings,” as defined in the Amendment on page 2.

* * * * *

Securities and Exchange Commission

April 22, 2024

Please contact me at (650) 470-4540 or gregg.noel@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Gregg A. Noel

cc:	Torstein Hagen, Chief Executive Officer, Viking Holdings Ltd
Leah Talactac, Chief Financial Officer, Viking Holdings Ltd
Allison Becker, General Counsel, Viking Holdings Ltd
Ryan J. Dzierniejko, Skadden, Arps, Slate, Meagher & Flom LLP
Christopher Lueking, Latham & Watkins LLP
Scott Westhoff, Latham & Watkins LLP
Jonathan Sarna, Latham & Watkins LLP